UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 16, 2023

HF SINCLAIR CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	001-41325	87-2092143
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2828 N. Harwood St., Suite 1300	Dallas, Texas	75201
(Address of principal executive offices)		(Zip code)

Registrant’s telephone number, including area code: (214) 871-3555

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock $0.01 par value	DINO	NYSE

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

On August 16, 2023, HF Sinclair Corporation, a Delaware corporation (the “Company”), announced that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Navajo Pipeline Co., L.P., a Delaware limited partnership and an indirect wholly owned subsidiary of the Company (“HoldCo”), Holly Apple Holdings LLC, a Delaware limited liability company and a wholly owned subsidiary of HoldCo (“Merger Sub”), Holly Energy Partners, L.P., a Delaware limited partnership (the “Partnership”), HEP Logistics Holdings, L.P., a Delaware limited partnership and the general partner of the Partnership (“HLH”), and Holly Logistic Services, L.L.C., a Delaware limited liability company and the general partner of HLH (the “General Partner”), pursuant to which Merger Sub will merge with and into the Partnership, with the Partnership surviving as an indirect, wholly owned subsidiary of the Company (the “Merger”).

The Merger Agreement provides for consideration of both stock and cash in which each holder of common units of the Partnership (“Common Units”) would receive a combination of 0.315 shares of common stock, par value $0.01, of the Company and $4.00 in cash, without interest, for each publicly held Common Unit. The consummation of the Merger is subject to the approval of the Company stockholders and the Partnership unitholders and the satisfaction of certain customary closing conditions. The approval of the Company stockholders is required by New York Stock Exchange Rules relating to issuances of securities to certain related parties.

On August 16, 2023, the Company and the Partnership issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1, and is incorporated by reference into, this Current Report on Form 8-K.

The information set forth in this Item 7.01 and the attached Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

Additional Information and Where You Can Find It

This report does not constitute a solicitation of any vote or approval with respect to the proposed Merger (the “Proposed Transaction”) between the Company and the Partnership. In connection with the Proposed Transaction, the Company and the Partnership expect to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 filed by the Company that will include a joint proxy statement of the Company and the Partnership that also constitutes a prospectus of the Company. INVESTORS AND SECURITYHOLDERS OF THE COMPANY AND THE PARTNERSHIP ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER DOCUMENTS THAT HAVE BEEN FILED OR MAY BE FILED WITH THE SEC (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND THE RISKS ASSOCIATED WITH THE PROPOSED TRANSACTION. The registration statement and joint proxy statement/prospectus, when available, will be sent to securityholders of the Company and the Partnership relating to the Proposed Transaction. Investors and securityholders may obtain a free copy of such documents and other relevant documents (if and when available) filed by the Company or the Partnership with the SEC from the SEC’s website at www.sec.gov. Securityholders and other interested parties will also be able to obtain, without charge, a copy of such documents and other relevant documents (if and when available) from the Company’s website at www.hfsinclair.com under the Investor Relations page or from the Partnership’s website at www.hollyenergy.com on the Investors page.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

The Company, the Partnership and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transaction. Information about these persons is set forth in the Company’s proxy statement relating to its 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2023; the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 28, 2023; the Partnership Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 28, 2023, and subsequent statements of changes in beneficial ownership on file with the SEC. Securityholders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ securityholders generally, by reading the registration statement and proxy statement/prospectus and other relevant documents regarding the Proposed Transaction (if and when available), which will be filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this Current Report on Form 8-K relating to matters that are not historical facts are “forward-looking statements” based on management’s beliefs and assumptions using currently available information and expectations as of the date hereof, are not guarantees of future performance and involve certain risks and uncertainties, including those contained in the Company’s and the Partnership’s filings with the SEC. Forward-looking statements use words such as “anticipate,” “project,” “will,” “expect,” “plan,” “goal,” “forecast,” “strategy,” “intend,” “should,” “would,” “could,” “believe,” “may,” and similar expressions and statements regarding the Company’s and the Partnership’s plans and objectives for future operations or the Proposed Transaction. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that the Company’s and the Partnership’s expectations will prove correct. Therefore, actual outcomes and results could materially differ from what is expressed, implied or forecast in such statements. Any differences could be caused by a number of factors, including, but not limited to, the ability of the Company or the Partnership to consummate the Proposed Transaction; the risk that the Proposed Transaction does not occur; negative effects from the pendency of the Proposed Transaction; failure to obtain the required approvals for the Proposed Transaction; the time required to consummate the Proposed Transaction; the focus of management time and attention on the Proposed Transaction and other disruptions arising from the Proposed Transaction; the ability of the Company to achieve the expected earnings per share and cash flow accretion and other expected benefits from the Proposed Transaction; legal proceedings that may be instituted against the Company or the Partnership following the announcement of the Proposed Transaction; limitations on the Company’s ability to effectuate share repurchases due to market conditions and corporate, tax, regulatory and other considerations; the Company’s and the Partnership’s ability to successfully integrate the Sinclair Oil Corporation (now known as Sinclair Oil LLC) and Sinclair Transportation Company LLC businesses acquired from The Sinclair Companies (now known as REH Company) (collectively, the “Sinclair Transactions”) with their existing operations and fully realize the expected synergies of the Sinclair Transactions or on the expected timeline; the Company’s ability to successfully integrate the operation of the Puget Sound refinery with its existing operations; the demand for and supply of crude oil and refined products, including uncertainty regarding the increasing societal expectations that companies address climate change; risks and uncertainties with respect to the actions of actual or potential competitive suppliers and transporters of refined petroleum products or lubricant and specialty products in the Company’s markets; the spread between market prices for refined products and market prices for crude oil; the possibility of constraints on the transportation of refined products or lubricant and specialty products; the possibility of inefficiencies, curtailments or shutdowns in refinery operations or pipelines, whether due to reductions in demand, accidents, unexpected leaks or spills, unscheduled shutdowns, infection in the workforce, weather events, global health events, civil unrest, expropriation of assets, and other economic, diplomatic, legislative, or political events or developments, terrorism, cyberattacks, or other catastrophes or disruptions affecting the Company’s and/or the Partnership’s operations, production facilities, machinery, pipelines and other logistics assets, equipment, or information systems, or any of the foregoing of the Company’s and/or the Partnership’s suppliers, customers, or third-

party providers, and any potential asset impairments resulting from, or the failure to have adequate insurance coverage for or receive insurance recoveries from, such actions; the effects of current and/or future governmental and environmental regulations and policies, including increases in interest rates; the availability and cost of financing to the Company; the effectiveness of the Company’s capital investments and marketing strategies; the Company’s and the Partnership’s efficiency in carrying out and consummating construction projects, including the Company’s ability to complete announced capital projects on time and within capital guidance; the Company’s and the Partnership’s ability to timely obtain or maintain permits, including those necessary for operations or capital projects; the ability of the Company to acquire refined or lubricant product operations or pipeline and terminal operations on acceptable terms and to integrate any existing or future acquired operations; the possibility of terrorist or cyberattacks and the consequences of any such attacks; uncertainty regarding the effects and duration of global hostilities, including the Russia-Ukraine war, and any associated military campaigns which may disrupt crude oil supplies and markets for the Company’s refined products and create instability in the financial markets that could restrict the Company’s ability to raise capital; general economic conditions, including economic slowdowns caused by a local or national recession or other adverse economic condition, such as periods of increased or prolonged inflation; and other financial, operational and legal risks and uncertainties detailed from time to time in the Company’s and the Partnership’s SEC filings, and those risks that will be described in the registration statement on Form S-4 and accompanying prospectus available from the sources indicated below, whether or not related to the Proposed Transaction. These risks, as well as other risks associated with the Proposed Transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the Proposed Transaction. The forward-looking statements speak only as of the date made and, other than as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Press release issued by HF Sinclair Corporation and Holly Energy Partners, L.P. on August 16, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HF SINCLAIR CORPORATION

Date: August 16, 2023	By:	/s/ Atanas H. Atanasov
	Name:	Atanas H. Atanasov
	Title:	Executive Vice President and
Chief Financial Officer